[FIC LETTERHEAD]


                                        March 12, 1998



Dear Shareholder:

   The directors and officers of First Indiana Corporation join me in extending to you a cordial invitation to attend the annual meeting of our shareholders. This meeting will be held on Thursday, April 16, 1998 at 9:00 a.m., in the First Indiana Plaza Conference Center, Ohio and
Pennsylvania Streets, Seventh Floor, Indianapolis, Indiana.

   First Indiana enjoyed record earnings in 1997 as a comprehensive provider of financial services emphasizing local decision-making, customer relationships, and personalized service. To share our success with our shareholders, we recently announced a six-for-five stock dividend, resulting in a twenty percent increase in our cash dividend. At the annual meeting, we will review our achievements in 1997 and share our plans for additional growth.

   The formal notice of this annual meeting and the proxy statement appear on the following pages. After reading the proxy statement, please mark, sign, and return the enclosed proxy card to ensure that your votes on the business matters of the meeting will be recorded.

   We hope that you will attend this meeting. Whether or not you attend, we urge you to return your proxy promptly in the postpaid envelope provided. After returning the proxy, you may, of course, vote in person on all matters brought before the meeting.

   We look forward to seeing you on April 16.

                              Sincerely,

                              /s/Robert H. McKinney

                              Robert H. McKinney,
                              Chairman and Chief
                              Executive Officer


       (10k page 205)

              [IFC BLANK]


       (10k page 206)


      FIRST INDIANA CORPORATION
         INDIANAPOLIS, INDIANA
      NOTICE OF ANNUAL MEETING OF
             SHAREHOLDERS


     The annual meeting of the shareholders of First Indiana
Corporation (the "Corporation") will be held in the First Indiana Plaza Conference Center, 135 North Pennsylvania Street, Seventh Floor,
Indianapolis, Indiana on April 16, 1998, at 9:00 a.m. EST, to consider and take action on the following matters:

     1. The election of three (3) directors of the Corporation;

     2. The approval of an increase in the number of authorized shares of the Corporation's common stock;

     3.   The approval of the Corporation's 1998 Stock
          Incentive Plan;

     4.   The approval of the Corporation's Long-Term
          Management Performance Incentive Plan; and

     5. The transaction of such other business as may properly come before the meeting and any adjournments thereof.

Only shareholders of record at the close of business on February 17, 1998 are entitled to notice of and to vote at this meeting and any adjournments thereof.

                                 By order of the Board of Directors,


                                 /s/David A. Butcher

                                 David A. Butcher
                                 Secretary



Indianapolis, Indiana
March 12, 1998

       (10k page 207)

              [ii BLANK]


       (10k page 208)

             FIRST INDIANA CORPORATION

          First Indiana Plaza
     135 North Pennsylvania Street
     Indianapolis, Indiana  46204




            PROXY STATEMENT



     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of First Indiana Corporation (the
"Corporation") of proxies to be voted at the Annual Meeting of
Shareholders to be held on Thursday, April 16,  1998, and at any
adjournment thereof.   The approximate date of mailing this proxy
statement is March 12, 1998. The following is important information in a question-and-answer format regarding the Annual Meeting and this Proxy Statement.

Q:  What am I voting on?
1.   Election of three directors (Robert H. McKinney, Owen B.
     Melton, Jr. and Michael L. Smith)
2. Increase in the number of authorized shares of the Corporation's common stock
3.   Approval of the 1998 Stock Incentive Plan
4.   Approval of the Long-Term Management Performance
     Incentive Plan

Q:  Who is entitled to vote?
     Shareholders as of the close of business on February 17, 1998
(the "Record Date") are entitled to vote at the Annual Meeting. Each shareholder is entitled to one vote for each share of common stock held on the Record Date. As of the Record Date, 10,591,070 shares of the Corporation's common stock were issued and outstanding.

Q: Can shares I received in the recent six-for-five stock dividend be voted?
     The Corporation recently paid a six-for-five stock dividend to shareholders of record on February 19, 1998. Because the record date for the stock dividend occurred after the Record Date for the Annual Meeting, shares you received in the stock dividend cannot be voted at the Annual Meeting. For that reason, none of the stock ownership and other share information in this Proxy Statement reflects the recent stock dividend.

Q:  How do I vote?
     Sign and date each proxy card you receive and return it in the prepaid envelope. If you return your signed proxy card but do not indicate your voting preferences, we will vote FOR the four proposals on your behalf. You have the right to revoke your proxy any time before the meeting by (1) notifying the Corporation's Secretary, or (2) returning a later-dated proxy. You may also revoke your proxy by voting in person at the meeting.

Q:  What does it mean if I get more than one proxy card?
     It means you hold shares registered in more than one account.
Sign and return all proxy cards to ensure that all your shares are voted.

       1 (10k page 209)

Q:  Who will count the vote?
     Representatives of Harris Trust & Savings Bank will tabulate the votes and act as inspectors of the election.

Q:  What constitutes a quorum?
     A majority of the outstanding shares, present in person or represented by proxy, constitutes a quorum for the Annual Meeting.

Q:  How many votes are needed for approval of each item?
     There are different voting requirements for the various proposals. Directors will be elected by a plurality of the votes cast at the Annual Meeting. Consequently, the three nominees receiving the most votes will be elected directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for the three management nominees unless the proxy contains instructions to the contrary. Proxies submitted by brokers that do not indicate a vote for some of the proposals because the holders do not have discretionary voting authority and have not received instructions from the beneficial owners on how to vote on those proposals are called "broker non-votes." Broker non-votes, abstentions and instructions on the accompanying proxy card to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes.

     The approvals of the 1998 Stock Incentive Plan and the Long-Term Management Performance Incentive Plan each require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Annual Meeting. For these proposals, an abstention will have the same effect as a vote against the proposal. Broker non-votes will not be voted for or against the proposals and will not be counted as entitled to vote.

     The amendment to the Articles of Incorporation increasing the number of authorized shares of the Corporation's common stock requires an affirmative vote of a majority of the shares outstanding and entitled to vote as of the Record Date. Abstentions and broker non-votes will have the same effect as votes against the proposal.

Q:  Who can attend the Annual Meeting?
     All shareholders as of the Record Date can attend.

Q:  What percentage of stock do the directors and officers own?
     Together, they own approximately 32.6% of Corporation's common stock as of the Record Date. (See page 3 for details.)

Q:  Who are the largest principal shareholders?
     The Somerset Group, Inc., is the largest single shareholder of the Corporation, owning 2,264,973 shares as of the Record Date. Robert
H. McKinney and Marni McKinney are each officers, directors and, directly or indirectly, substantial shareholders of Somerset. Together, Somerset, Mr. McKinney and Ms. McKinney beneficially own 2,786,635 shares (26.2%) of the Corporation's common stock as of the Record
Date.  (See page 3 for details.)

Q: When are shareholder proposals and nominations for the 1999 meeting due?
     The Corporation's 1999 Annual Meeting is currently scheduled for April 15, 1999. To be considered for inclusion in next year's Proxy Statement, shareholder proposals must be submitted in writing by November 12, 1998 to the Corporation's Secretary, 2800
First Indiana Plaza, 135 N. Pennsylvania Street, Indianapolis, Indiana 46204. In addition, the Corporation's By-laws provide that any shareholder wishing to nominate a candidate for director or propose other business at the Annual Meeting must give the Corporation written notice 60 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to the Corporation's Secretary.


       2 (10k page 210)


     STOCK OWNERSHIP BY DIRECTORS, OFFICERS
       AND CERTAIN SHAREHOLDERS


     The following table shows, as of February 17, 1998, the number and percentage of shares of common stock held by each person known to the Corporation who owned beneficially more than five percent of the issued and outstanding common stock of the Corporation and shares held by the Corporation's directors and certain executive officers:


     Beneficial                  Amount and Nature of         Percent
        Owner                    Beneficial Ownership         of Class
     ----------                  --------------------        ---------
H. J. Baker                           51,994  1                  2

Gerald L. Bepko                       22,295  1, 3               2

David L. Gray                         59,886  4                  2

Douglas W. Huemme                     16,498  5                  2

Andrew Jacobs, Jr.                        --                     -

David A. Lindsey                      91,076  6                  2

Marni McKinney                     2,786,636  7                 26.2%

Robert H. McKinney                 2,786,636  7                 26.2%

Owen B. Melton, Jr.                  254,284  8                  2.4%

Phyllis W. Minott                     24,101  1, 3, 9            2

Timothy J. O'Neill                    83,894  10                 2

Michael L. Smith                      34,224  1, 11              2

The Somerset Group, Inc.           2,786,635  7                 26.2%

John W. Wynne                         36,394  1, 12              2

All Executive Officers and
Directors as a Group (15 Persons)  3,506,671  13                32.6%


     1 Includes 18,732 shares as to which the director has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of
          1934 (the "Exchange Act").

     2 The number of shares represents less than one percent of the Corporation's common stock outstanding.

     3    Includes 690 shares held in trust under the First
          Indiana Bank Directors' Stock Purchase Plan (the
          "Directors' Stock Purchase Plan"), and 2,563 shares held in trust under the Stock Purchase Plan.

     4 Includes 957 shares held in trust under the Stock Purchase Plan, 29,059 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, and 1,000 shares owned of record by Mr. Gray's spouse.

       3 (10k page 211)

     5 Includes 490 shares held in trust under the Stock Purchase Plan, 12,488 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act and 3,521 shares held in trust under the Directors' Deferred Fee Plan.

     6    Includes 1,914 shares held in trust under the Stock
          Purchase Plan and 30,559 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act.

     7 These shares are beneficially owned by a group consisting of The Somerset Group, Inc. ("Somerset"), Robert H. McKinney and Marni McKinney. Robert H. McKinney owns 483,596 shares of the Corporation, including 3,608 shares held in trust under the Stock Purchase Plan, 53,433 shares of the Corporation as to which Mr. McKinney has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act and 15,000 shares of restricted stock under the Company's 1997-1999 Long-Term
          Incentive Plan. Mr. McKinney, his immediate family, a family limited partnership, and various irrevocable trusts established by Mr. McKinney for the benefit of his children together beneficially own, directly or indirectly, approximately 45% of the outstanding capital stock of Somerset, which owns of record 2,264,973 shares of the Corporation. The total held by the group also includes 38,067 shares of the Corporation owned by Mr. McKinney's daughter, Marni McKinney, including 2,686 shares held in trust under the Stock Purchase Plan, 23,585 shares as to which she has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, 1,006 shares held on her behalf under the Bank's 401(k) Plan and 6,250 shares of restricted stock under the Company's 1997-1999 Long-Term Incentive Plan.
          Mr. McKinney is the Chairman and a director of Somerset; Ms. McKinney is the President and Chief Executive Officer and a director of Somerset; and Mr. McKinney's son, Kevin K. McKinney, is Vice
          President and a director of Somerset.

     8 Includes 51,870 shares as to which Mr. Melton has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act, 8,088 shares held in trust under the Stock Purchase Plan, 377 shares held on his behalf under the Bank's 401(k)
          Plan, 89,997 shares owned of record jointly with Mr. Melton's spouse, 51,562 owned of record by Mr. Melton's spouse and 15,000 shares of restricted stock under the Company's 1997-1999 Long-Term
          Incentive Plan.

     9    Includes 3,660 shares held in trust under the Stock
          Purchase Plan, 145 shares held under the Corporation's Dividend Reinvestment and Stock
          Purchase Plan (the "DR Plan"), and 690 shares held under Directors' Stock Purchase Plan.

     10   Includes 1,526 shares held in trust under the Stock
          Purchase Plan and 30,559 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act.

     11   Includes 2,200 shares held in trust under the Stock
          Purchase Plan.

     12 Includes 1,755 shares held in trust under the Stock Purchase Plan, 599 shares held under the DR Plan, 2,029 shares held under the Directors' Stock Purchase Plan and 6,244 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(l) under the Exchange Act.

     13 The address of The Somerset Group, Inc. is 135 North Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204. This number includes 2,264,973 shares owned of record by The Somerset Group, Inc. (see note 7), 31,260 shares held in trust under the Stock Purchase Plan, 957 shares held under the DR Plan, 3,409 shares held under the Directors' Stock Purchase Plan, 3,521 shares held under the Deferred Fee Plan, 2,632 shares held under the Bank's 401(k) Plan, and 342,644 shares as to which there is a right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act.
__________________________________________

PROPOSAL NO. 1:  ELECTION OF DIRECTORS

     Three directors are to be elected.  Robert H. McKinney, Owen
B. Melton, Jr. and Michael L. Smith have been nominated for a term of three years and until their successors are elected and qualified. All nominees are members of the present Board of Directors and have consented to serve an additional term. The other directors listed in the table below will continue in office until the expiration of their terms. All of the nominees and the other directors listed in the table below are also members of the Board of Directors of First Indiana Bank, a wholly owned subsidiary of the Corporation (the "Bank"). For directors of the Corporation who were directors of the Bank before the Corporation was formed in 1986, the table below lists the year in which the director became a director of the Bank. If, at the time of the annual meeting, any of the nominees is unable or declines to serve, the discretionary authority provided in the proxy may be exercised to vote for a substitute or substitutes. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required. On February 19, 1998, Douglas W. Huemme, whose term would have expired at the annual meeting of shareholders in 2000, tendered his resignation from the Board of Directors effective April 15, 1998 because of increased travel responsibilities with Lilly Industries, Inc., of which he is chairman, president

       4 (10k page 212)

and chief executive officer. While the Corporation's Articles of Incorporation give the Board of Directors the authority to fill this vacancy, a replacement has not yet been selected. The Board of Directors thanks Mr. Huemme for his years of dedicated service to the Corporation and the Bank.

The Board of Directors unanimously recommends the election of the following nominees.

  NOMINEES FOR TERMS EXPIRING IN 2001





                   NOMINEES FOR TERMS EXPIRING IN 2001

Name, Age, Principal
Occupation(s) and
Business Experience                                                   Director
During Past 5 Years                                                    Since
------------------------------------------------------------------------------
Robert H. McKinney, Age 72                                              1954
Chairman and Chief Executive Officer of the Corporation and
Chairman of the Bank; Chairman and Director, The Somerset Group,
Inc., an affiliate of the Corporation, financial services; Director of
Lilly Industries, Inc.; retired partner, Bose McKinney & Evans, attorneys; Chairman, Federal Home Loan Bank Board, 1977-1979.

Owen B. Melton, Jr., Age 51                                             1983
President and Chief Operating Officer of the Corporation and
President and Chief Executive Officer of the Bank.

Michael L. Smith, Age 49                                                1985
Chief Operating Officer, American Health Network, Inc.,
a physician group practice; formerly President, Somerset Financial
Services, a division of The Somerset Group, Inc.; also formerly
Chairman, President and Chief Executive Officer, Mayflower Group,
Inc., diversified transportation services; Director of The Somerset
Group, Inc. and Acordia, Inc.



                DIRECTORS WHOSE TERMS EXPIRE IN 2000

Name, Age, Principal
Occupation(s) and
Business Experience                                                   Director
During Past 5 Years                                                    Since
------------------------------------------------------------------------------
Gerald L. Bepko, Age 57                                                 1988
Vice President for Long-Range Planning of Indiana University and
Chancellor, Indiana University-Purdue University at Indianapolis;
previously Dean and Professor of Law, Indiana University School of
Law, Indianapolis.

Andrew Jacobs, Jr., Age 66                                              1997
Adjunct Professor, Indiana University-Purdue University at
Indianapolis; Attorney; Retired Member, United States Congress.

John W. Wynne, Age 65                                                   1991
Chairman of the Board and Director of Duke Realty Investments, Inc.,
a real estate investment trust; partner, Duke Associates, real estate development; retired as counsel (previously partner), Bose
McKinney & Evans, attorneys.

       5 (10k page 213)

                   DIRECTORS WHOSE TERMS EXPIRE IN 1999



Name, Age, Principal
Occupation(s) and
Business Experience                                                  Director
During Past 5 Years                                                   Since
----------------------------------------------------------------------------
H. J. Baker, Age 70                                                     1966
Chairman Emeritus, BMW Constructors, Inc., industrial mechanical contractors; Director of The Somerset Group, Inc. and Lilly
Industries, Inc.

Marni McKinney, Age 41                                                  1992
Vice Chairman of the Corporation and the Bank; Director, President,
and Chief Executive Officer, The Somerset Group, Inc., an affiliate of the Corporation, financial services; previously Executive Vice
President of The Somerset Group, Inc., and Vice President of the
Corporation and the Bank.

Phyllis W. Minott, Age 59                                               1976
Chairman and Chief Executive Officer, Minott Motion Pictures, Inc.,
commercial movie production; previously General Auditor, Eli Lilly
& Company, a pharmaceutical company; Controller, Accounting and
Chief Accounting Officer, Eli Lilly & Company.

_____________________________________________________________________

     During 1997, the Boards of Directors of the Corporation and the Bank each met 12 times. All directors attended in excess of 75% of the aggregate of the total number of meetings of the Boards of Directors of the Corporation and the Bank (considered separately) and the total number of meetings held by all Corporation and Bank committees
(considered separately) on which he or she served.

Certain Committees of the Boards of Directors of the Corporation and the Bank

     Among other committees, the Boards of Directors of the Corporation has an Audit Committee and a Compensation Committee.

     Audit Committee. The Audit Committee evaluates audit performance, handles relations with the Corporation's independent auditors, and evaluates policies and procedures related to internal audit functions and controls. The members of the Corporation's Audit
Committee in 1997 were Phyllis W. Minott (Chairperson), Douglas W. Huemme, and John W. Wynne. The Audit Committee met four times during 1997.

     Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board of Directors with respect to the compensation of directors, officers, and employees of the Corporation and the Bank, administers and grants options and other stock awards under the Corporation's stock option plans, and administers the Bank's Employees' Stock Purchase Plan. The
Corporation used to have a separate Stock Administration Committee to administer stock-based compensation. However, the Stock
Administration Committee was dissolved and its duties were formally transferred to the Compensation Committee in January of 1998. The members of the Compensation Committee during 1997 were H. J. Baker (Chairman), Gerald L. Bepko, and Phyllis W. Minott. The Committee met four times during 1997.


Compensation of Directors

     Directors of the Corporation and the Bank, other than Robert
H. McKinney, Marni McKinney and Owen B. Melton, Jr., received in
1997 a quarterly retainer of $2,150, plus $600 per meeting of the Board of Directors attended and an additional $600 per committee meeting attended.

       6 (10k page 214)

     Under the First Indiana 1992 Director Stock Option Plan, the
Corporation reserved approximately 182,300 shares of its common stock for issuance upon the exercise of options to be granted under the plan. The plan provides for the issuance of non-qualified options to purchase 3,122 shares to each outside director of the Corporation on the date of each annual meeting of shareholders. The Corporation granted 3,122 shares to each outside director on April 16, 1997, in accordance with the plan. No option is exercisable during the period of one year following the date of grant, and options granted under the plan must specify an exercise price of not less than 100% of the market price of the shares at the date of grant.

     Under the Directors' Deferred Fee Plan, directors of the
Corporation may elect to defer all or any portion of the fees paid for attendance at a Board of Directors' or committee meeting. The deferred fees are then contributed to a trust which buys stock with such fees or invests such fees in an interest-bearing account. Directors are not eligible to receive shares or cash held under the plan until they cease to be a director, officer, or employee of the Corporation. Amounts deferred are not taxable to the director until the trust distributes the cash or stock to the director. In the event of a change in control of the Corporation, amounts held under the plan are payable immediately in one lump sum.

     Directors may also elect to contribute part of their fees to the Bank's Employees' Stock Purchase Plan. As with other participants, the Bank matches a certain portion of such contributions and purchases the Corporation's common stock on the open market at the prevailing market price. The material features of the Stock Purchase Plan are described under the heading "EXECUTIVE COMPENSATION."

Certain Transactions

     The Bank offers its directors, officers, and employees a loan plan involving variable-rate mortgages, lines of credit, home equity loans, credit cards, and various installment loans with a lower interest rate (not below the Bank's cost of funds) and waiver of loan origination fees, and fixed-rate mortgage loans with waiver of loan origination fees only. Except as described above, all outstanding loans to directors, officers, and employees have been made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.
Management believes that these loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

     In 1996, the Bank sold its insurance and non-FDIC-insured investment business to The Somerset Group, Inc. At the same time, the two companies entered into a multi-year operating agreement under which Somerset provides insurance and non-FDIC-insured investment products and services to the Bank's customers and pays the Bank a commission on such sales. During the year ended December 31, 1997, Somerset paid to the Bank $219,424 in accordance with the terms of the purchase agreement and the operating agreement. Robert H. McKinney and Marni McKinney are officers, directors and substantial shareholders of Somerset, and H. J. Baker, Douglas Huemme and Michael Smith are directors of Somerset. The sale transaction, as well as the operating agreement, was approved by the Office of Thrift Supervision and by a joint committee of the Board of Directors of the Bank and the Corporation that consisted solely of directors who were not employees, officers, directors, or significant shareholders of Somerset. This independent committee determined that the transaction was in the best interests of the Bank and the Corporation, and negotiated the transaction with a committee of the Board of Directors of Somerset that consisted of Somerset directors who were not employees, officers, directors or substantial shareholders of the Bank or the Corporation. Prior to the consummation of the transaction, the joint committee of the Corporation and the Bank received an opinion from an independent appraiser that the transaction was fair to the shareholders of the Bank and the Corporation.


       7 (10k page 215)


        EXECUTIVE COMPENSATION

     The following Report of the Compensation
     Committee, as well as the following
     Performance Graph, shall not be deemed
     incorporated by reference by any general statement incorporating by reference this proxy statement into any of the Corporation's filings under the Securities
     Act of 1933, as amended, or the Securities
     Exchange Act of 1934, as amended, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Report of the Compensation Committee

     Policy and Performance Measures

     In determining the compensation of executive officers, the Compensation Committee strives to maintain an appropriate balance between executive pay and the creation of shareholder value. Executive compensation must attract and retain well-qualified officers while at the same time motivating them to achieve the short-term and long-term strategic goals of the Corporation. To achieve this balance, executive officers receive a competitive base salary and also have the opportunity to earn bonuses tied to the Corporation's overall performance.

     The Compensation Committee based the 1997 annual salaries of the Corporation's executive officers on the results of surveys compiled by an independent consultant. The compensation consultant began with an analysis of the compensation of the executive officers of two groups of financial institutions with assets of up to $2.3 billion. The consultant derived the median salary of the executive officers of the institutions contained in each of the two surveys and then calculated an average
(mean) salary. The Compensation Committee relied on this calculation of average salaries in setting the salaries of the Corporation's executive officers.

     In order to more directly tie executive compensation to the Corporation's overall performance, the Compensation Committee also administers short-term and long-term bonus plans. These plans are designed to increase the total compensation of the Corporation's executive officers, but only if the Corporation's performance merits such increases. The Compensation Committee is guided by the principle that when certain corporate goals are achieved, the compensation of the executive officers who contributed to the Corporation's success should increase accordingly.

     The 1997 One-Year Management Incentive Plan (the
"Short-Term Plan") provided for a bonus pool in an amount equal to between 10% and 50% of the participants' aggregate annual salaries, with bonuses to be awarded based upon both overall corporate performance and individual contributions to the Corporation. In the case of each of the executive officers named in the Summary Compensation Table, at least 50% of the amount contributed on behalf of such executive officer to the bonus pool was allocated to overall corporate performance. The corporate performance component of the bonuses was paid based on the Corporation's after-tax return on average equity for 1997. The individual performance component of the bonuses depended on the extent to which each participant achieved certain individual or division goals and contributed to the Corporation's overall performance, and whether or not the corporate performance targets were met.
Corporate and individual bonuses were paid at a 36% level of the participants potential bonus under the Short-Term Plan because the Corporation's performance in 1997 called for such a payout in accordance with the payout formulas pre-established under the Short-Term Plan.

     Under the Long-Term Management Performance Incentive Plan
(the "Long-Term Plan"), subject to its approval by Shareholders, additional performance-based compensation will be awarded at the end of fiscal year 1999 if certain performance targets are achieved. For further information about the Long-Term Plan, see the discussion under heading "Proposal No. 4: Approval of the Long-Term Management Performance Incentive Plan."

     The Compensation Committee believes that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interests in the enhancement of

       8 (10k page 216)


shareholder value.  Accordingly, the
Bank has adopted management stock ownership objectives to be attained by the end of the year 2000. By the end of that year, each officer and director of the Bank must own Corporation stock with a market value equal to a specified multiple of such officer's or director's compensation. These multiples range from one times base compensation for vice presidents to three times base compensation for senior vice presidents, and five times base compensation for the Bank's Chairman, Vice
Chairman and President, as well as for the Bank's Board of Directors.
The Board of Directors believes that these stock ownership requirements will further align the interests of the Bank's management with the objectives of the Corporation's shareholders. Accordingly, each recipient of a bonus under the Long-Term Plan who does not meet the stock ownership requirements will be required to take at least one-third of his or her bonus in stock.

     Additionally, the Compensation Committee typically considers granting stock options to various executive officers, including the executive officers named in the Summary Compensation Table, every two years. As stock options were awarded in 1996, no awards were made in 1997. Any compensation derived from the stock options will be directly related to the performance of the Corporation's stock.

     To further encourage Bank officers and employees, as well as directors, to acquire ownership of the Corporation, such persons are eligible to contribute a portion of their earnings to the Bank's
Employees' Stock Purchase Plan after completing six months of service.
Such contributions are used to purchase the Corporation's stock each month at the then prevailing market price. If the Corporation attains a specified after-tax return on average equity for a calendar year (as determined by the Compensation Committee), the Bank will match participant contributions during the subsequent Plan Year (as defined in the Plan) at a ratio of one to three. If such after-tax returns are not achieved for a calendar year, participant contributions during the subsequent Plan Year will be matched at a ratio of one to four. Because the Corporation achieved the performance objectives specified in the Stock Purchase Plan for the year ended December 31, 1996, participant contributions for the Plan Year beginning April 1, 1997 were matched at a ratio of one to three. The Corporation also achieved the performance objectives specified in the Stock Purchase Plan for the year ended
December 31, 1997, and participant contributions for the Plan Year beginning April 1, 1998 will continue to be matched at a ratio of one to three. Contributions by the Bank to the accounts of the executive officers named in the Summary Compensation Table during the calendar year ended December 31, 1997 are set forth in the column titled "All Other Compensation."

     In 1993, the Internal Revenue Code of 1986 (the "Code") was amended to generally limit to $1 million the amount of compensation
(other than qualified performance-based compensation) that may be deducted by the Corporation in any year with respect to certain of the Corporation's executive officers. While annual salaries and cash bonuses of the Corporation's executive officers have historically been structured so that such compensation will be deductible, the Compensation Committee recognizes that certain executive officers may receive compensation which cannot be deducted in full by the Corporation. Because these situations are most likely to arise as a result of the vesting of restricted stock under the Long-Term Plan, the Compensation Committee has attempted to structure the Long-Term
Plan, to the extent possible within the Corporation's compensation philosophy, so that compensation under the Plan will be performance-based and will not count against the $1 million limit under the Code.

     CEO Performance

     Mr. McKinney serves as the chief executive officer of the Corporation, and Mr. Melton serves as the chief executive officer of the Corporation's principal operating unit, the Bank. While Mr. McKinney devotes a major portion of his time to the operations of the Corporation and the Bank, Mr. Melton devotes all of his time to those operations.

     Like the salaries of the Corporation's other executive officers, Mr. Melton's and Mr. McKinney's salaries are also derived from the data compiled by the independent consultant. Since these two individuals have the greatest impact on the Corporation's long-term performance, their salaries are determined based on their achievement of certain goals relating to the Corporation's performance during the prior year, such as return on equity, return on assets, credit quality, and management of operating expenses. Because Mr. Melton is the chief executive officer of the Corporation's sole operating unit and responsible for its day-to-day activities, the Compensation Committee gives special weight to Mr. Melton's achievement of these objectives when determining his salary for the coming year. In addition, the Compensation Committee meets separately with Mr. McKinney for his candid evaluation of Mr. Melton's performance


       9 (10k page 217)


during the preceding year and his achievement of the objectives described above. The Corporation's attainment of the 1996 performance goals resulted in an increase in both Mr. McKinney's and Mr. Melton's salaries for 1997.

     Along with the Corporation's other executive officers, Mr.
McKinney and Mr. Melton participate in the Short-Term Plan and the Long-Term Plan. However, under the Short-Term Plan, 60% of the amount contributed to the bonus pool on behalf of Mr. McKinney and Mr. Melton was allocated to the overall corporate performance component, rather than the 50% contribution used for the remaining executive officers named in the Summary Compensation Table. The Compensation Committee believes that such modifications emphasize
Mr. McKinney's and Mr. Melton's leadership roles and encourage them to manage the Corporation with the shareholders' long-term interests in mind. Additionally, under the Long-Term Plan, Mr. McKinney and Mr.
Melton received in 1997 a grant of restricted stock in lieu of their participation in the bonus pool. The stock will be freed from the restrictions at the end of 1999 if the Corporation attains the performance objectives established under the Long-Term Plan and the Long-Term
Plan is approved by the shareholders. Further, if the stock is freed from the restrictions, the Corporation will pay to Mr. McKinney and Mr.
Melton an amount equal to the tax liability they incur as a result of such vesting. The Compensation Committee believes that such tax payments are appropriate given the nature of the stock awards, which require Mr. McKinney and Mr. Melton to assume for three years the risk of a decline in the market value of the Corporation's stock, and given that such tax payments are only made when the Corporation meets the performance targets established under the Long-Term Plan.

       Compensation Committee
        H. J. Baker, Chairman
        Gerald L. Bepko
        Phyllis W. Minott


       10 (10k page 218)

                  Performance Graph

     The following line graph compares the cumulative total shareholder return on the common stock of the Corporation over the last five fiscal years with the cumulative total return of the NASDAQ Stock Market Index and the cumulative total return of the NASDAQ Bank
Index over the same period.


                Comparison of Five-Year Cumulative Total Return*
        First Indiana Corporation Common Stock, NASDAQ Stock Market
        Index and NASDAQ Bank Index**

               First Indiana     Nasdaq Stock     Nasdaq Bank
Period            Corp.            Market           Index
------         -------------     ------------     -----------

Dec-92             $100              $100            $100

Jun-93             $136              $104            $107

Dec-93             $136              $115            $114

Jun-94             $135              $105            $122

Dec-94             $135              $112            $114

Jun-95             $176              $140            $137

Dec-95             $234              $159            $169

Jun-96             $269              $180            $179

Dec-96             $370              $195            $223

Jun-97             $330              $218            $279

Dec-97             $452              $240            $377

* Assumes that the value of the investment in the Corporation's stock and each index was $100 on December 31, 1992 and that all dividends were reinvested.

**The NASDAQ Bank Index contains performance data for banks, savings institutions and holding companies.



Percent Change for 6 Months ended 12/31/97:
  First Indiana Corporation      +36.9%
  Nasdaq Stock Market Index      + 9.6%
  Nasdaq Bank Index              +35.1%

Percent Change for 12 Months ended 12/31/97:
  First Indiana Corporation      +47.5%
  Nasdaq Stock Market Index      +22.7%
  Nasdaq Bank Index              +68.9%

       11 (10k page 219)

Summary

   The following table sets forth the compensation awarded to, earned by, or paid to the chief executive officer and the four most highly compensated executive officers other than the chief executive officer (collectively, the "Named Executive Officers") during the last three fiscal years.

                                                    Summary Compensation Table

                                                                               Long-Term Compensation
                                                                               ----------------------
                                        Annual Compensation                 Awards (1)            Payouts
                                     ----------------------------    ------------------------     -------
Name and                                                              Restricted   Securities
Principal                                             Other Annual   Stock Awards  Underlying                   All Other
Position                     Year    Salary   Bonus   Compensation                 Options (#)  LTIP Payouts   Compensation
---------------------------------------------------------------------------------------------------------------------------

Robert H. McKinney           1997   $210,000 $ 37,800   $  --         $357,000 (2)      --         $  --        $6,404(3)
Chairman and Chief           1996    200,000     --      395,910          --          15,000          --         6,055
Executive Officer            1995    190,000   95,000      --             --            --            --         3,319
of the Corporation;
Chairman of the Bank
--------------------------------------------------------------------------------------------------------------------------
Owen B. Melton, Jr.          1997    280,000   50,400      --          357,000 (2)      --            --         4,550 (4)
President and Chief          1996    265,000     --      398,818          --          15,000          --         3,905
Operating Officer of         1995    248,000  126,157      --             --            --            --         1,350
the Corporation;
President and Chief
Executive Officer of
the Bank
--------------------------------------------------------------------------------------------------------------------------
David L. Gray                1997   152,500    25,940      --             --            --            --         9,065 (5)
Vice President and           1996   145,000      --        --             --           7,500       69,167        8,131
Treasurer of the Corpor-     1995   138,000    65,000      --             --            --            --         4,540
ation; Senior Vice
President-Internal
Support Services Group,
and Chief Financial Officer
of the Bank
--------------------------------------------------------------------------------------------------------------------------
Timothy J. O'Neill           1997   145,500    19,528      --             --            --            --          7,561 (6)
Senior Vice President        1996   140,000      --        --             --           7,500       68,667         6,394
Correspondent Banking        1995   137,000    63,705      --             --            --            --          3,459
Services Group of the Bank
--------------------------------------------------------------------------------------------------------------------------
David A. Lindsey             1997   140,000    23,349      --             --            --            --          8,309 (7)
Senior Vice President-       1996   132,000      --        --             --           7,500       60,417         7,424
Consumer Finance Group       1995   120,000    60,850      --             --            --            --          4,142
of the Bank
--------------------------------------------------------------------------------------------------------------------------

1 Adjusted for all stock splits through December 31, 1997.

2 Represents the market value on the date of grant of 15,000 shares of restricted stock granted to each of Mr. McKinney and Mr. Melton under the Long-Term Plan. The restricted stock (i) had a market value of $453,750 on December 31, 1997, (ii) will vest on December 31, 1999 if the Corporation attains the performance targets described in the Joint Report of the Compensation Committee and the Stock
  Administration Committee, and (iii) earns dividends while restricted.

3 Consists of a $4,261 contribution by the Bank to the Stock Purchase Plan, and a $2,143 contribution by the Bank to Mr. McKinney's account in the Bank's 401(k)
  Plan.

4 Consists of a $1,733 contribution by the Bank to the Stock Purchase Plan, and a $2,817 contribution by the Bank to Mr. Melton's account in the Bank's 401(k)
  Plan.

5 Consists of a $5,083 contribution by the Bank to the Stock Purchase Plan, the payment by the Bank of $1,618 for term life insurance premiums, and a $2,364 contribution by the Bank to Mr. Gray's account in the Bank's 401(k) Plan.

       12 (10k page 220)

6 Consists of a $3,760 contribution by the Bank to the Stock Purchase Plan, the payment by the Bank of $1,562 for term life insurance premiums, and a $2,239 contribution by the Bank to Mr. O'Neill's account in the Bank's 401(k) Plan.

7 Consists of a $4,666 contribution by the Bank to the Stock Purchase Plan, the payment by the Bank of $1,473 for term life insurance premiums, and a $2,170 contribution by the Bank to Mr. Lindsey's account in the Bank's 401(k) Plan.


Stock Options

     The following table sets forth on an aggregate basis each exercise of stock options during fiscal year 1997 by each of the Named Executive Officers and the 1997 year-end value of the unexercised options of each such executive officer.



                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                    AND
                       FISCAL YEAR-END OPTION VALUES

                                                    Number of Securities Underlying       Value of Unexercised
                                                     Unexercised Options at FY-End        In-the-Money Options
                                                                                               at FY-End
                                                     -------------------------------   ---------------------------
                       Shares
                       Acquired on
Name                   Exercise (#)    Value Realized   Exercisable  Unexercisable     Exercisable    Unexercisable
-------------------------------------------------------------------------------------------------------------------
Robert H. McKinney       46,872          $660,192         53,433           --          $1,083,026          $  --
Owen B. Melton, Jr.      18,750           235,969         51,870           --           1,042,747             --
David L. Gray            18,750           355,500         29,059           --             601,883             --
Timothy J. O'Neill        --                 --           30,559           --             634,328             --
David A. Lindsey         16,500           299,640         30,559           --             634,328             --



Pension Plans

     The following table sets forth, in specified compensation and years of service classifications, the estimated annual benefits payable upon retirement at age 65 under the Bank's non-contributory, qualified defined benefit pension plan (the "Qualified Plan"), as supplemented by the supplemental benefit plan adopted by the Bank on January 17, 1992 (the "Supplemental Plan") (the Qualified Plan and the Supplemental
Plan are collectively referred to as the "Plans"). While the table shows the annual benefit payable, participants may elect to receive the present value of the entire benefit in one lump sum.


       13 (10k page 221)

                             PENSION PLAN TABLE 1


Covered         10 Years' Benefit  20 Years' Benefit  30 Years' Benefit  40 Years' Benefit
Compensation         Service            Service            Service            Service
------------------------------------------------------------------------------------------

 $100,000         $ 18,900          $ 37,700            $ 56,600             $  76,000
  120,000           22,900            45,700              68,600                92,000
  140,000           26,900            53,700              80,600               108,000
  160,000           30,900            61,700              92,600               124,000
  180,000           34,900            69,700             104,600               140,000
  200,000           38,900            77,700             116,600               156,000
  220,000           42,900            85,700             128,600               172,000
  240,000           46,900            93,700             140,600               188,000
  260,000           50,900           101,700             152,600               204,000
  280,000           54,900           109,700             164,600               220,000
  300,000           58,900           117,700             176,600               236,000
  320,000           62,900           126,700             188,600               252,000
  340,000           66,900           133,700             200,600               268,000
  360,000           70,900           141,700             212,600               284,000
  380,000           74,900           149,700             224,600               300,000
  400,000           78,900           157,700             236,600               316,000
  500,000           98,900           197,700             296,600               396,000
  600,000          118,900           237,700             356,600               476,000
  700,000          138,900           277,700             416,600               556,000
  800,000          158,900           317,700             476,600               636,000
------------------------------------------------------------------------------------------


1 Amounts shown are based on an assumed Social Security integration base of $22,716 and are not subject to any deduction for Social Security or other offset amounts.


     The annual retirement benefit displayed in the Pension Plan
Table is the product of (i) the participant's number of years of credited benefit service, multiplied by (ii) the sum of 1.5% of that portion of the participant's covered compensation that does not exceed the Social Security integration base for the participant plus 2% of the participant's covered compensation that exceeds such integration base. Compensation covered by the Plans is the sum of the average of a participant's annualized rate of base salary (as reported in the Salary column of the Summary Compensation Table) for the five consecutive years of employment which produce the highest such average, plus the annual average of all bonuses (including both the Bonus and the LTIP Payouts columns as reported in the Summary Compensation Table, and the market value on the date of vesting of any restricted stock awards made pursuant to the Long-Term Plan) paid to the participant for the three years preceding the participant's retirement.

     As of January 1, 1998, the number of years of credited benefit service and the compensation covered by the Plans (based on average annual salaries for 1993-1997 and average annual bonuses for 1995-1997) for each of the Named Executive Officers were as follows:
Robert H. McKinney, 45 years - $409,467; Owen B. Melton, Jr., 19 years - $485,252; David L. Gray, 16 years - $192,069; Timothy J. O'Neill, 27 years - $187,993; David A. Lindsey, 15 years - $169,250.

Employment Agreements and Other Arrangements

     Special retirement benefits are provided under the Supplemental Plan to Mr. McKinney. His normal retirement benefit under the Supplemental Plan is payable for life and 15 years certain. The monthly amount of his normal benefit is the higher of two calculated amounts. The first is his monthly retirement benefit that would be payable to him under the Supplemental Plan if such benefit were determined in the normal way and were payable for life only. The second is a monthly retirement benefit equal to the excess of (i) 80% of his adjusted monthly compensation over (ii) the sum of (a) his monthly retirement benefit under the Qualified Plan (determined as though such benefit were payable in the form of a straight-life annuity) plus (b) his primary Social Security benefit payable at age 65. For purposes of the foregoing, Mr. McKinney's adjusted monthly compensation is one-twelfth of the sum of (i) his highest annual rate of salary from the Corporation plus (ii) the greater of (a) 37.5% of his highest annual rate of salary from the Corporation or (b) the annual average of all bonuses paid to him by the Corporation for the three years next preceding his retirement. In the last fiscal year, Mr. McKinney received $101,169 in payments under the Qualified Plan.

       14 (10k page 222)


     Special death benefits are provided under the Supplemental
Plan to Mr. McKinney and Mr. Melton. The death benefit provided to Mr. McKinney equals three times his highest annual rate of salary, grossed up for income taxes at the highest applicable marginal rate in effect at the time of his death, and is payable whether he dies before or after separation from service and without regard to when he separates from service. The death benefit provided to Mr. Melton equals three times his highest annual rate of salary, grossed up for income taxes at the highest applicable marginal rate in effect at the time of his death and is payable whether he dies before or after separation from service and without regard to when he separates from service.

  The Board of Directors unanimously recommends that shareholders vote in favor of this Proposal.


       PROPOSAL NO. 2: AMENDMENT OF THE CORPORATION'S ARTICLES OF INCORPORATION TO INCREASE THE AMOUNT OF AUTHORIZED COMMON STOCK
                            TO 33,000,000

     The Board of Directors of the Corporation has proposed an increase in the number of authorized shares of the Corporation's common stock to 33,000,000 shares from 16,000,000 shares. The proposed increase would result in 35,000,000 total authorized shares of Corporation stock, consisting solely of 33,000,000 shares of common stock, without par value and 2,000,000 shares of preferred stock, without par value.

     The terms of the additional authorized shares will be the same as those that apply to the Corporation's currently authorized common stock. There are 10,591,070 shares of common stock outstanding as of the date of this Proxy Statement. During the last seven years, the Corporation has declared six stock dividends (including the six-for-five share dividend that was recently announced), resulting in a 275% increase in the number of shares of common stock outstanding. The increase in the authorized number of shares of common stock will provide flexibility for corporate planning and result in shares being available for future stock dividends or splits, as well as future equity financing through issuances to the general public, future acquisitions (such as mergers), and for other corporate purposes for which the issuance of common stock may be advisable. The Corporation has no current plans to undertake any of these issuances, but the Board of Directors believes it is appropriate to provide the Corporation with this flexibility at this time.

     As stated above, the Corporation has no immediate plans, arrangements, commitments, or understandings with respect to the issuance of any additional shares of common stock which would be authorized by the proposed amendment. However, the increased authorized shares could also be used to make a takeover attempt more difficult such as by using the shares to make a counter-offer for the shares of the bidder or by selling shares to dilute the voting power of the bidder. The additional shares could also be used, in part, to effectuate the Shareholder Rights Plan adopted by the Corporation on November
14, 1997. As of this date, the Board is unaware of any effort to accumulate the Corporation's shares or to obtain control of the Corporation by means of a merger, tender offer, solicitation in opposition to management or otherwise.

     The current Articles of Incorporation contain other provisions that may be viewed as having possible anti-takeover effects. Under these provisions the Corporation's Board of Directors is divided into three classes, with approximately one-third of the members of the Board nominated for election each year. Thus, two Annual Meetings are necessary for a majority shareholder to replace a majority of incumbent directors. In addition, directors may be removed only for cause and only upon the affirmative vote of either the holders of two-thirds of the outstanding voting stock of the Corporation or two-thirds of the entire
Board of Directors. The current Articles of Incorporation further provide that, in certain situations, the affirmative vote of the holders of two-thirds of the Corporation's outstanding voting stock is required to approve certain business transactions (such as mergers or sales of assets) involving another entity that beneficially owns 10% or more of the voting stock of the Corporation. The current Articles of Incorporation also provide that the Board, when evaluating such transactions, shall, in connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its shareholders, give due consideration to all relevant

       15 (10k page 223)

factors including the social and economic effects on employees, customers, suppliers, and other constituents of the Corporation and on the communities in which the Corporation operates or is located. As a result of the adoption of the Shareholder Rights Plan, the current Articles of Incorporation also contain provisions for the issuance of Series A Junior Participating Preferred Stock which could have a deterrent effect against the takeover of the Corporation.

     The Corporation is not proposing any increase in the number of shares of authorized preferred stock of which 2,000,000 shares are authorized but have not been issued. A total of 1,000,000 shares of the preferred stock have been designated as Series A Junior Participating Preferred Stock and reserved for issuance pursuant to the Shareholder
Rights Plan. The Board (subject to applicable law or rules of regulatory agencies and requirements of national securities markets) has the power to issue the existing preferred stock without further shareholder approval, and with such rights as the Board deems advisable, including conversion rights, redemption rights, voting rights, and liquidation rights. The preferred stock could be issued to deter a takeover by establishing the terms of the preferred stock so as to make the takeover substantially more expensive. The preferred stock could also be issued with voting rights intended to make acquisition of the Corporation more difficult.

     Shareholders have no preemptive rights with respect to the issuance of additional shares of common stock. Accordingly, any issuance of authorized but unissued shares of common stock (which will not require shareholder approval) could have the effect of diluting the earnings per share and book value per share of currently outstanding shares of common stock. However, the Corporation has no current plans to issue any shares of its common stock in a transaction which is expected to have such a dilutive effect.

  The Board of Directors unanimously recommends that shareholders vote in favor of this Proposal.

PROPOSAL NO. 3:    APPROVAL OF THE 1998 STOCK INCENTIVE  PLAN

     There will be presented to the 1998 Annual Meeting a proposal to approve the First Indiana Corporation 1998 Stock Incentive Plan (the "1998 Plan"). The 1998 Plan was adopted by the Board of Directors on January 22, 1998, subject to shareholder approval. The purpose of the 1998 Plan is to attract and retain qualified persons as employees and members of management to the Corporation so as to maintain and enhance the Corporation's long-term performance.

     The Corporation currently maintains four stock option plans:
the 1989 Stock Option Plan, the 1991 Stock Option and Incentive Plan, the 1992 Directors Stock Option Plan (the "Directors' Plan"), and the
1992 Stock Option Plan. In addition, options are outstanding under a fifth plan, the 1987 Stock and Incentive Plan, which terminated last year. As of February 12, 1998, grants for 610,103 options and 36,250 shares of restricted stock were outstanding under these five plans. This includes grants for 71,950 options that were made on January 22, 1998. If the 1998 Plan is approved, no further grants will be made under the prior plans, except for the Directors' Plan. Grants will continue to be made under the Directors' Plan until its expiration in 2002. As of February 12, 1998, 103,234 options remained available for grants under the Directors' Plan.

General

     The 1998 Plan provides for the issuance of a total of up to 525,000 shares of common stock, which may be authorized and unissued shares, treasury shares or reacquired shares. This is equivalent to slightly less than five percent (5%) of the shares of Common Stock outstanding (excluding treasury stock) as of the Record Date. As of the Record Date, 32,901 shares of common stock remained available for issuance under the three plans that are being replaced by the 1998 Plan. Accordingly, the 525,000 shares authorized under the 1998 Plan represent an increase of 492,099 shares over the number of shares previously authorized by the shareholders.

     Awards under the 1998 Plan may be made in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights,(v) restricted stock,
(vi) restricted stock units and

       16 (10k page 224)

(vii) other stock-based awards.  Awards
may be made to any director, officer or employee of the Corporation and its subsidiaries, and to such consultants to the Corporation as the Compensation Committee may select.

     Awards with respect to no more than 50,000 shares of common stock may be granted to any one eligible person during any one-year period. In the event of a stock dividend, stock split, recapitalization or the like (including, but not limited to, the recently announced six-for-five stock dividend, the effect of which has not been reflected in the per share numbers set forth in this description of the 1998 Plan), the Compensation Committee will equitably adjust the aggregate number of shares subject to the 1998 Plan, the number of shares subject to each outstanding award, the exercise price of each outstanding option, and any other share-based limits under the 1998
Plan.

     The 1998 Plan will be administered by the Compensation
Committee, composed of not less than two directors, but the Board of Directors may grant awards and assume all of the powers of the Compensation Committee. To the extent required for compliance with Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), all actions relating to awards to persons subject to Section 16 of the Exchange Act will be taken by the Board of Directors unless each person who serves on the Compensation
Committee is a "non-employee director" within the meaning of Rule
16b-3 promulgated under the Exchange Act. To the extent required for compensation realized from awards under the 1998 Plan to be deductible by the Corporation pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the"Code"), the members of the Compensation Committee will be "outside directors"within the meaning of Section 162(m) of the Code. The Board of Directors, however, reserves the right to grant awards that might fail to satisfy the requirements for deductibility under Section 162(m) of the Code. The Compensation Committee is authorized to construe, interpret and implement the 1998 Plan, to select the eligible persons to whom awards will be granted, to determine the terms and provisions of such awards, and to amend outstanding awards. The determinations of the Compensation Committee are made in its sole discretion and are conclusive. The Compensation Committee presently consists H.J. Baker, Gerald L. Bepko and Phyllis W. Minott.

Grants Under The 1998 Plan

     Stock Options.  Each stock option granted under the 1998
Plan will be exercisable during the period fixed by the Compensation Committee; however, no incentive stock option will be exercisable more than ten years after the date of grant. The purchase price per share payable upon the exercise of an option (the "option purchase price") will be established by the Compensation Committee, provided that the option exercise price of an incentive stock option will not be less than 100% of the fair market value of a share of the common stock on the date of grant. The option exercise price is payable in cash, or by surrender of shares of common stock acquired at least six months prior to the option exercise date and having a fair market value on the date of the exercise equal to part or all of the option exercise price, or by such other payment method as the Compensation Committee may prescribe.

     Stock Appreciation Rights. Stock appreciation rights may be granted in connection with all or any part of, or independently of, any option granted under the 1998 Plan. Generally, no stock appreciation right will be exercisable at a time when any option to which it relates is not exercisable. The grantee of a stock appreciation right has the right to surrender the stock appreciation right and to receive from the Corporation an amount equal to the aggregate appreciation (over the exercise price of such right, or over the option exercise price if the stock appreciation right is granted in connection with an option) in the shares of common stock in respect of which such stock appreciation right is being exercised. Payment due upon exercise of a stock appreciation right may be in cash, in common stock, or partly in each, as determined by the Compensation Committee in its discretion.

     Dividend Equivalent Rights. The Compensation Committee may include in any award a dividend equivalent right entitling the grantee to receive amounts equal to the ordinary dividends that would be paid, during the time such award is outstanding and unexercised, on the shares of common stock covered by such award if the such shares were then outstanding. The Compensation Committee will determine whether such payments may be made in cash, in shares of common stock or in another form, whether they will be conditioned upon the exercise of the award to which they relate, and such other terms and conditions as the Compensation Committee deems appropriate.

       17 (10k page 225)

     Restricted Stock. The Compensation Committee may grant restricted shares of common stock to such eligible persons, in such amounts, and subject to such terms and conditions (which may depend upon or be related to performance goals and other conditions) as the Compensation Committee determines in its discretion. Certificates for the shares of common stock covered by a restricted stock award will remain in the possession of the Corporation until such shares are free of restrictions. Subject to the applicable restrictions, the grantee has the rights of a shareholder with respect to the restricted stock.

     Restricted Stock Units. The Compensation Committee may grant restricted stock units to such eligible persons, in such amounts, and subject to such terms and conditions as the Compensation Committee determines in its discretion. At the time of grant, the Compensation Committee will specify the date or dates on which the restricted stock units will become fully vested and nonforfeitable. On the maturity date, the grantee will be entitled to one unrestricted, fully transferable share of common stock for each restricted stock unit scheduled to be paid out on such date. The purchase price, if any, to be paid by the grantee for such shares of common stock will be determined by the Compensation
Committee.

     Other Stock-Based Awards. The Board may authorize other types of stock-based awards, which the Compensation Committee may grant to such eligible persons, in such amounts and subject to such terms and conditions as the Compensation Committee determines in its sole discretion.

     Except as otherwise specified in the applicable grant agreement, no award or right granted to any person under the 1998 Plan will be assignable or transferable other than by will or by laws of descent and distribution.

Other Features of the 1998 Plan

     Unless sooner terminated by the Board of Directors, the provisions of the 1998 Plan with respect to the grant of incentive stock options will terminate on January 21, 2008. All awards made under the 1998 Plan prior to its termination will remain in effect until they are satisfied or terminated. The Board of Directors may, without shareholder approval, suspend, discontinue, revise or amend the 1998 Plan at any time or from time to time; provided, however, that shareholder approval will be obtained for any amendment for which such approval is required by Section 422 of the Code or under other applicable law.

     In the event of a Change of Control (as defined in the 1998
Plan), any previously granted option or stock appreciation right will continue in effect or be replaced by an equivalent substituted option or right relating to the stock of the successor entity or its parent. Similarly, any previously granted award of restricted stock will continue in effect or, if there is a successor employer, be replaced with an equivalent award of restricted stock of such successor or its parent. If the grantee's service is terminated by the employer without cause or by the grantee for good reason prior to the close of the employment term provided in any applicable employment agreement, the grantee's options and rights will become and remain exercisable for the remainder of the terms thereof, and the grantee's restricted stock will become and remain fully vested and transferable, notwithstanding such termination.

Right of Recapture

     If at any time within one year after the date on which a grantee exercises an option or stock appreciation right, or on which restricted stock vests, or which is the maturity date of a restricted stock unit, or on which income is realized by a grantee in connection with any other stock-based award (each of which events is a "Realization Event"), the grantee is terminated for cause or engages in any activity which is deliberate and which results and is intended to result in demonstrable material harm to the Corporation or any Subsidiary, then any gain realized by the grantee from the Realization Event will be paid by the grantee to the Corporation.

       18 (10k page 226)

Federal Income Tax Consequences of the 1998 Plan

     The description of Federal tax consequences set forth below is necessarily general in nature and does not purport to be complete.

     There are generally no Federal tax consequences either to the optionee or the Corporation upon the grant of a stock option. On exercise of an incentive stock option, the optionee will not recognize any income, and the Corporation will not be entitled to a deduction for tax purposes, although such exercise may give rise to liability for the optionee under the alternative minimum tax provisions of the Code.
However, if the optionee disposes of shares acquired upon exercise of an incentive stock option within two years of the date of grant or one year of the date of exercise, the optionee will recognize compensation income, and the Corporation will be entitled to a deduction for tax purposes in the same amount, equal to the excess of the fair market value of the shares of common stock on the date of exercise over the option exercise price (or the gain on sale, if less); the remainder of the gain to the optionee will be treated as capital gain. Otherwise, the Corporation will not be entitled to any deduction for tax purposes upon disposition of such shares, and the entire gain for the optionee will be treated as a capital gain. On the exercise of a non-qualified stock option, the amount by which the fair market value of the common stock on the date of exercise exceeds the option exercise price will generally be taxable to the optionee as compensation income, and will generally be deductible for tax purposes by the Corporation. The disposition of shares of common stock acquired upon exercise of a non-qualified stock option will generally result in a capital gain or loss for the optionee, but will have no tax consequences for the Corporation.

     The grant of a stock appreciation right, a dividend equivalent right, restricted stock or a restricted stock unit generally will not result in income for the grantee or in a tax deduction for the Corporation.
Upon the settlement of such a right or unit and upon the vesting of restricted stock, the grantee will recognize ordinary income equal to the fair market value of any shares of common stock and/or any cash received, and the Corporation will be entitled to a tax deduction in the same amount. With respect to an award of restricted stock the grantee may elect to recognize ordinary income equal to the fair market value of the shares less any amount paid for them at the time of grant, and the Corporation will be entitled to a tax deduction in the same amount. Dividends paid on forfeitable restricted shares are treated as compensation for Federal tax purposes. A grant of unrestricted shares of common stock will result in income for the grantee, and a tax deduction for the Corporation, generally equal to the fair market value of such shares less any amount paid for them.

     Limitations on the Corporation's Compensation Deduction.
Section 162(m) of the Code limits the deduction which the Corporation may take for otherwise deductible compensation payable to certain executive officers to the extent that compensation paid to such officers for a year exceeds $1 million, unless such compensation meets certain criteria. Although it is contemplated that most awards granted under the 1998 Plan will satisfy the requirements of Section 162(m) of the Code, there is no assurance such awards will satisfy such requirements. In addition, the Compensation Committee has authority to make grants under the 1998 Plan that will not meet the requirements of Section
162(m) of the Code. Accordingly, the deduction attributable to any compensation realized by an affected executive officer may be limited under Section 162(m) of the Code.

     The benefits and amounts that may be received or allocated in the future under the 1998 Plan are not generally determinable because they are within the discretion of the Compensation Committee. To date, no grants have been made under the 1998 Plan.

     Any shareholder may request and receive a copy of the 1998
Plan from the Corporation's Secretary, 2800 First Indiana Plaza, 135 North Pennsylvania Street, Indianapolis, Indiana 46204

  The Board of Directors unanimously recommends that shareholders vote in favor of this Proposal.

       19 (10k page 227)


PROPOSAL NO. 4:  APPROVAL OF THE LONG-TERM MANAGEMENT
            PERFORMANCE INCENTIVE PLAN

     The Board adopted the Long-Term Management Performance
Incentive Plan (the "Long-Term Plan") on January 23, 1997, subject to shareholder approval at the Annual Meeting. The Long-Term Plan authorizes the Corporation to continue its practice of providing incentive compensation to key executives based on three-year performance periods. The first performance period commenced on January 1, 1997, and will end on December 31, 1999. Subsequent performance periods will begin on January 1, 2000, and January 1 of each third year thereafter subject to the approval by the Compensation Committee . In order for payment of certain incentive awards to be fully deductible by the Corporation for federal income tax purposes, they now must be paid under a plan such as the Long-Term Plan that is approved by the shareholders. The key provisions of the Long-Term Plan are summarized below.

Purposes

     The purposes of the Long-Term Plan are to attract, retain and motivate executives and key employees of the highest caliber and quality by providing them with the opportunity to earn incentive compensation directly linked to the Corporation's long-term performance. In this respect, the Long-Term Plan supplements the Annual Management Incentive
Plans of the Corporation by encouraging senior executive officers to focus on long-term growth and prosperity and not only on annual target requirements.

Administration

     The Long-Term Plan will be administered by the Compensation Committee, composed of not less than two directors. To the extent required for compensation realized from awards under the Long-Term Plan to be fully deductible by the Corporation pursuant to
Section 162(m) of the Internal Revenue Code of 1986, as amended (the"Code"), the members of the Compensation Committee will be "outside directors"within the meaning of Section 162(m) of the Code.
The Board of Directors, however, reserves the right to grant awards that might fail to satisfy the requirements for deductibility under Section 162(m) of the Code. The Compensation Committee's powers include authority, within the limitations set forth in the Long-Term Plan, to construe, interpret and implement the Long-Term Plan, to prescribe, amend and rescind rules and procedures relating to the Long-Term Plan, to select the senior executive officers who will be permitted to participate, to determine the amount of cash or stock which may be earned and the performance goals which must be achieved in order for such amount to be earned, to determine at the end of each performance period whether the performance goals established for that period were achieved and the extent to which the incentive amount for each participant was earned, to determine whether a participant's incentive amount, although earned, should be reduced or eliminated, and to determine whether payment of a participant's incentive amount will be made at the end of the performance period or deferred. The determinations of the Compensation Committee are made in its sole discretion and are conclusive. The Compensation Committee presently consists of H.J. Baker, Gerald L. Bepko and Phyllis W. Minott.

Eligibility

     Participation in the Long-Term Plan is limited to senior executive officers of the Corporation or the Bank. Such officers may participate in the Long-Term Plan either as Group A participants or as Group B participants. An executive cannot participate both as a Group A participant and as a Group B participant for the same performance period.

     The Committee will select participants for the Long-Term
Plan at the start of each three-year performance period. For the 1997-99 performance period, the Committee has designated three Group A participants and five Group B participants. The Group A participants are: Robert H. McKinney, Chairman and CEO of the Corporation and
Chairman of the Bank; Owen B. Melton, Jr., President of the Corporation and President and CEO of the Bank; and Marni McKinney, Vice-Chairman of the Corporation and the Bank. The Group B participants are: David L. Gray, Vice

       20 (10k page 228)

President and Treasurer of the Corporation and Senior Vice President in charge of the Bank's Internal Support Services Group and Chief Financial Officer of the Bank; David A. Lindsey, Senior Vice President in charge of the Bank's Consumer Finance Group;
Merrill E. Matlock, Senior Vice President in charge of the Bank's Commercial and Mortgage Banking Group; Timothy J. O'Neill, Senior
Vice President in charge of the Bank's Correspondent Banking Services Group; and Kenneth L. Turchi, Senior Vice President in charge of the Bank's Retail Banking Group and Marketing and Strategic Planning
Group.

Setting Performance Targets

     The executives selected by the Committee for a performance period will be eligible to earn an incentive amount for that performance period. Payment will be conditioned upon attaining performance targets selected by the Committee from among the following criteria: net income, net income growth rate, return on equity, fair market value of common stock, economic value added, level of non-performing loans, expense management, deposits, loan originations, market share, industry leadership and organizational development.

     At the beginning of each performance period, the Committee will establish the performance targets and specify the relationship between performance targets and the award. The Committee also will determine the maximum award which may be earned by each executive.
In the case of Group B participants, the Committee will determine whether, as part of the award, the participant will receive a tax gross-up right.

     Following the completion of a performance period, the Committee must certify in writing whether the applicable performance targets have been achieved and specify the incentive amounts, if any, payable to executives. The Committee may reduce (but may not increase) the incentive amount payable to take into account additional factors that the Committee deems relevant to assess individual or corporate performance.

Paying Awards

     Awards to Group A participants will be made in the form of restricted stock grants under a stock option plan of the Corporation (the 1991 Plan in the case of awards for the 1997-99 performance period or, subject to its approval by the shareholders, the 1998 Plan in the case of grants for subsequent performance periods). In the event stock gross-up rights are included as part of such awards, payment of a portion of the award will be made in restricted stock and payment of the balance will be made in cash, it being intended that the cash portion will approximate the aggregate amount of federal, state and local income taxes that will be payable by the participant on both the restricted stock and cash portions of the award. Awards to Group B participants will be made in cash or stock, or a combination thereof, at the election of the Committee.

Maximum Award Limits

     The Committee specifies, when making an award to a participant, the maximum incentive amount the participant may earn under the award. The maximum so specified is subject to maximums set out in the Long-Term Plan. In the case of a Group A participant, the maximum allowable incentive amount for any three-year performance period is the sum of (i) such number of such shares of common stock of the Corporation as shall have a value of $1 million at the beginning of such performance period, rounded down to the nearest whole number of shares, plus (ii) a cash amount equal to the federal, state and local income taxes for which the participant may be liable, assuming taxation at the highest marginal rate, both with respect to the stock and with respect to such cash amount. In the case of a Group B participant, the maximum allowable incentive amount for any three-year performance period is the lesser of $250,000 or 100% of the participant's annual salary in effect at the beginning of the performance period.

Termination of Employment

     If an executive's employment terminates during a performance period by reason of death, disability or retirement (or with the approval of the Committee), and if the performance goals for such period ultimately are met,

       21 (10k page 229)

the executive will receive a pro rata payment based upon the amount of time the executive was employed during the performance period. If an executive's employment terminates during a performance period for any other reason, the executive will not be entitled to an award. However, in certain events involving a Change of Control, an executive may receive a pro rata payment, or in some cases full payment, of his or her incentive amount, notwithstanding termination or his or her employment.

Amendment and Termination

     The Board or the Committee may amend or terminate the Long-Term Plan at any time. However, no action will be effective without shareholder approval to the extent necessary to continue to qualify the amounts payable to covered employees as performance-based compensation under Section 162(m) of the Internal Revenue Code.

Term

     The Long-Term Plan became effective upon its adoption by the Board, subject to shareholder approval at the Annual Meeting.

New Plan Benefits

     It is not possible to determine the benefits or amounts that will be received by any executive for the current performance period because the amount, if any, payable will depend upon the extent to which the executive satisfies the performance targets determined by the Committee at the beginning of the period. As to benefits or amounts that will be received by any executive for future performance periods, such determination cannot be made for the additional reason that the performance targets for such future periods will not be determined by the Committee until the beginning of each period.

     In establishing the Long-Term Plan for the 1997-99 performance period, the Committee established the following maximum number of shares of common stock (adjusted for the 1997 stock split) which may be earned by Group A participants for such period: Mr. McKinney, 15,000 shares; Mr. Melton, 15,000 shares; and Ms.
McKinney, 6,250 shares. (The maximums are subject to further adjustment for stock splits occurring after February 12, 1998, including the recently announced six-for-five share stock dividend.) In addition, it included tax gross-up rights with respect to the full amount of the shares so allocated. The Committee established the maximum incentive amount which may be earned by any Group B participant for such period as an amount equal to 50% of the participant's average annual rate of base salary in effect during the performance period. As adopted for the 1997-99 performance period, the Long-Term Plan has interim performance goals which must be attained during each of the years 1997 through 1999, inclusive, as well as overall goals which must be attained for the entire period. The Committee has determined that the interim performance goals for 1997 were satisfied and, accordingly, that the incentive amounts for the 1997-99 performance period still may be earned, provided the performance goals for 1998 and 1999 and the overall goals for the entire period are met.

     Any shareholder may request and receive a copy of the 1998
Plan from the Corporation's Secretary, 2800 First Indiana Plaza, 135 North Pennsylvania Street, Indianapolis, Indiana 46204

  The Board of Directors unanimously recommends that shareholders vote in favor of this Proposal.



        APPOINTMENT OF AUDITORS

     The Corporation's financial statements for the year ended
December 31, 1997 were audited by KPMG Peat Marwick LLP ("Peat
Marwick"). The Corporation has selected Peat Marwick as its independent auditors for the fiscal

       22 (10k page 230)

year ending December 31, 1998.
Representatives of Peat Marwick are expected to attend the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

  SECTION 16(a) BENEFICIAL OWNERSHIP
         REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Corporation's officers and directors, and persons who own more than 10% of the Corporation's common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders (the "Reporting Persons") are required by Securities and Exchange Commission regulations to furnish the Corporation with copies of all Section 16(a) forms they file. Based solely on review of the copies of such forms furnished to the Corporation, the Corporation believes that during 1997 all Reporting Persons complied with the filing requirements of Section 16(a).

             ANNUAL REPORT

     A copy of the Corporation's Annual Report for the year ended
December 31, 1997 has been provided to all shareholders as of the record date. The Annual Report is not to be considered as proxy solicitation material.

             OTHER MATTERS

     The Board of Directors knows of no other matters to be brought before this Annual Meeting. However, if other matters should come before the meeting, it is the intention of each person named in the proxy to vote such proxy in accordance with his or her judgment on such matters.

       EXPENSES OF SOLICITATION

     The entire expense of preparing, assembling, printing and mailing the proxy form and the material used in the solicitation of proxies will be paid by the Corporation. The Corporation does not expect that the solicitation will be made by specially engaged employees or paid solicitors. Although the Corporation might use such employees or solicitors if it deems them necessary, no arrangements or contracts have been made with any such employees or solicitors as of the date of this statement. In addition to the use of the mails, solicitation may be made by telephone, telegraph, cable or personal interview. The Corporation will request record holders of shares beneficially owned by others to forward this Proxy Statement and related materials to the beneficial owners of such shares, and will reimburse such record holders for their reasonable expenses incurred in doing so.

     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.
Whether or not you attend the meeting, you are urged to execute and return the proxy.

                                 For the Board of Directors,

                                 /s/ Robert H. McKinney

                                 Robert H. McKinney
                                 Chairman

March 12, 1998

       23 (10k page 231)



[LOGO OF THE BANK]

Principal Subsidiary of First Indiana Corporation

       (10k page 232)